SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 24, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

STOCK EXCHANGE RELEASE

October 24, 2014

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of BlackRock, Inc. in Nokia Corporation exceeded 5%

Nokia Corporation
Stock exchange release
October 24, 2014 at 14:30 (CET +1)

Espoo, Finland - According to information received by Nokia Corporation, the holdings of BlackRock, Inc. in Nokia have exceeded 5% of the share capital and voting rights of Nokia.

On October 22, 2014, the holdings of BlackRock, Inc. in Nokia, through its controlled undertakings, comprising of both shares and convertible bonds issued by Nokia, amounted to a total of 187 784 314 shares, corresponding to approximately 5.01% of the total number of shares and voting rights of Nokia.

The above total holdings comprise of 179 341 691 Nokia shares, corresponding to approximately 4.79% of the total number of shares and voting rights of Nokia, and convertible bonds issued by Nokia that would, upon conversion based on the current conversion price result to a holding of 8 442 623 Nokia shares, corresponding to approximately 0.23% of the current total number of shares and voting rights of Nokia. The maturity date of the convertible bonds is October 26, 2017.

BlackRock, Inc. is addressed at 55 East 52nd Street, New York, NY 10055, USA and its USA Tax identification number is 32-0174421.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated October 24, 2014: Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of BlackRock, Inc. in Nokia Corporation exceeded 5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal